News Release TSX-V: PDO 2010-11 May 27, 2010

GARY NORDIN APPOINTED TO BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA, May 27, 2010 – Portal Resources Ltd. ("Portal” or the "Company") (TSX.V: PDO) (FWB: P5H) is pleased to announce that the Company has appointed Mr. Gary Nordin to the Board of Directors. Mr. Nordin has 40 years experience in exploration and development for minerals and Oil/Gas since graduating with a Bachelor of Science (Honors) in Geology from the University of Alberta in 1970, several of those years with Blue Sky Petromark as a consultant on oil and gas projects and wells in western Canada. Mr. Nordin currently serves on the Company’s Oil and Gas Advisory Board.

Mr. Nordin is a leading exploration geologist with a proven track record of identifying and developing mining projects. For example, as a co-founding Director and Vice President of Bema Gold Corporation, he successfully identified significant open pit type heap leach gold reserves in the United States and Chile, including the Refugio deposit (6 to 8 million oz). Subsequently, as a founding Director, Executive Vice President and Chief Consulting Geologist of Eldorado Corporation Ltd. from 1990 to 2000, Mr. Nordin participated in the discovery and development of several important gold deposits, including the La Colorada Mine in Mexico (1.0 million oz.), the Kisladag deposit (8.0 million oz.) in Turkey, as well as others.

Mr. Nordin has served on the Board of Directors of several publicly listed exploration and mining companies, was a Director and Vice President, Exploration for Portal Resources and a Director of Nevada Pacific Gold before its takeover by US Gold. He is currently a Director of Canasil Resources.

Founded in 1999 and based in Vancouver, Canada, the Company focuses on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

SYMBOL: PDO   EXCHANGE: TSX VENTURE

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